Shin-Marunouchi Center Building 1-6-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan Phone:+81-3-3214-7500 Facsimile:+81-3-3214-7711

March 27, 2007
Mr. Larry Spirgel Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-5546 U.S.A.

Re:	Advantest Corporation Form 20-F for Fiscal Year Ended March 31, 2006 Filed June 28, 2006 File No. 1-4996

Dear Mr. Spirgel:

I refer to your letter dated March 2, 2007 relating to Advantest Corporation’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 28, 2006.

Set forth below is our response to your comments. To assist you in the reviewing the process, I have preceded each response with a copy (in bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

(1) Description of Business and Summary of Significant Accounting Policies and Practices (r) Stock-Based Compensation, page F-14

1.

We note based on your note 16 that you issue stock options with an exercise price equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. In addition you disclose that the exercise price of the stock options is subject to adjustment. In this regard these options do not appear to be “plain vanilla” since they are not always granted “at-the-money” as required when applying the “simplified” method accepted under SAB 107. Please revise or advise. In addition please tell us how you considered the other required criteria for the use of the “simplified” method discussed in SAB 107.

The Company’s Response

The Company’s stock options granted in July 2005 include certain features that do not necessarily represent “plain vanilla” options described in SAB 107. During our initial consideration of SAB 107, we believed that such features would not affect the expected term of stock options significantly. Accordingly, we believed that the “simplified” method was an acceptable methodology for estimating the expected term.

However, we have recognized that the requirements to use the “simplified” method were more restrictive than we initially considered. Thus, we have estimated the expected term of options based on the relative guidance in SFAS 123R, paragraphs A26 and A27, including historical exercise behavior and post-vesting employment termination behavior for similar grants, and other pertinent factors, which results in an estimated expected term of 3.03 years. Using an expected term based on our experience, the reported stock compensation expense recognized in the consolidated statement of income for the year ended March 31, 2006 would have increased by 228 million Yen, or resulted in a decrease in net income of 0.006%.

We evaluated the misstatement of stock compensation expense in light of SAB 99 “Materiality” as well as SAB 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. Based on the results of our evaluation, we concluded that the misstatement of 228 million Yen is not material to the Company’s consolidated stockholders’ equity as of March 31, 2006 and statement of income for the year then ended. We have also concluded that based on our current estimate of operating and net income, the impact of correcting the misstatement will not have a material effect on our consolidated stockholders’ equity as of March 31, 2007 and statement of income for the year then ending. Therefore, we respectfully propose to prospectively revise our footnote disclosure to reflect our methodology for determining the expected term of stock options and record a correcting adjustment for the immaterial prior year misstatement during the year ending March 31, 2007.

(20)     Operating Segment and Geographic Information, page F-36

2.

It appears that your line item call “operating income (loss)” does not include all lines items included in “operating income” per your Consolidated Statement of Income on page F-6. In this regard, please re-label this line item to something other than “operating income (loss).” In addition, please disclose whether this line item is your measure of profit or loss and provide a tabular reconciliation of this line item to your consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in account principles in accordance with paragraph 32(b) of SFAS 131.

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The Company’s Response

Historically, we have reconciled segment operating income (loss) to consolidated operating income (loss) within the text of footnote 20 on page F-37 and provided descriptions of the significant reconciling items. We believe the nature and amounts of these reconciling items disclosed by us satisfied the requirements found in paragraphs 31(b) and 32(b) of SFAS 131. To provide greater clarity to investors, we will move the reconciliation from the text of footnote 20 into a tabular reconciliation with separate identification of significant reconciling items in future filings. Also, we will re-label “operating income (loss)” to “operating income (loss) before stock option compensation expenses and net gain on settlement of substitutional portions of Employees’ Pension Fund” within our tabular reconciliation prospectively, and indicate that this is a measure of profit or loss used by management.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-3214-7500, by fax at +81-3-3214-7711 or by email at hitoshi.owada@advantest.com, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at masahisa.ikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Hitoshi Owada
Name:	Hitoshi Owada
Title:	Director and Managing Executive Officer

cc:	Kyle Moffatt (Division of Corporation Finance)
Inessa Kessman (Division of Corporation Finance)
Yuri Morita (Advantest Corporation)
Hiroshi Nakamura (Advantest Corporation)
Tetsuya Naito (Ernst & Young ShinNihon)
Masahisa Ikeda (Shearman & Sterling LLP)

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